FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 22, 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

September 22, 2020

NATWEST GROUP PLC - RESULTS OF TENDER OFFERS FOR CERTAIN OF ITS OUTSTANDING NOTES

NatWest Group plc (the "Offeror") is today announcing the final results of its previously announced cash tender offers (each, an "Offer" and, together, the "Offers") for any and all of certain series of its U.S. dollar denominated notes set out in the table below (the "Notes").

The Offers were made on the terms and subject to the conditions set out in the offer to purchase dated September 14, 2020 (the "Offer to Purchase") and the related Notice of Guaranteed Delivery (together, the "Offer Documents"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $1,967,908,000 in aggregate principal amount of the Notes were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on September 21, 2020 (the "Expiration Deadline"), as more fully set forth below. The Offeror has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. In addition, $9,418,000 in aggregate principal amount of the Notes were tendered using the guaranteed delivery procedures. The Settlement Date is expected to be September 24, 2020.

The table below sets forth, among other things, the principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:
Title of Security	Issuer	ISIN/CUSIP	Principal Amount Outstanding(1)	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Purchase Price(2)
6.425% Non-Cumulative Trust Preferred Securities ("Trust Securities")	RBS Capital Trust II	US74927PAA75 74927PAA7	$393,573,000(4)	$251,681,000	$4,207,000	$1,556.87
7.648% Dollar Perpetual Regulatory tier One Securities, Series 1 ("PROs")	The Royal Bank of Scotland Group plc(3)	US780097AH44 780097AH4	$761,746,000	$631,491,000	$793,000	$1,547.47
6.125% Subordinated Tier 2 Notes due 2022 ("2022 Notes")	The Royal Bank of Scotland Group plc (3)	US780099CE50 780099CE5	$2,250,000,000	$630,064,000	$2,691,000	$1,098.79
6.100% Subordinated Tier 2 Notes due 2023 ("2023 Notes")	The Royal Bank of Scotland Group plc(3)	US780097AY76 780097AY7	$1,000,000,000	$454,672,000	$1,727,000	$1,116.01
(1)    As of the commencement date of the Offers.

(2)    Per $1,000 principal amount of the Notes (as defined herein) validly tendered and accepted for purchase.

(3)    Currently NatWest Group plc.

(4)    Excluding $256,427,000 principal amount of 6.425% Non-Cumulative Trust Preferred Securities, which are held by the Offeror as of the date hereof and are deemed not to be outstanding.

FURTHER INFORMATION

Lucid Issuer Services Limited acted as tender agent for the Offers. NatWest Markets Securities Inc., an affiliate of the Offeror, acted as Global Arranger and Lead Dealer Manager and Goldman Sachs & Co. LLC and UBS Securities LLC (together with NatWest Markets Securities Inc.) acted as Dealer Managers. Questions regarding the Offers should be directed to NatWest Markets Securities Inc. at +44 20 7678 522, Goldman Sachs & Co. LLC at +1 800 828 3182, +1 212 357-0215 (Collect) or +44 20 7552 6157 (U.K.) and UBS Securities LLC at +1 888 719-4210, + 1 203 719 4210 (Collect) or +44 20 7568 1121 (U.K.).

FORWARD-LOOKING STATEMENTS

From time to time, we may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements".  We caution that these statements may and often do vary materially from actual results.  Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the Offer to Purchase, in our Annual Report, Q1 2020 Interim Report and H1 2020 Interim Report and "Forward-Looking Statements" in our Annual Report, Q1 2020 Interim Report and H1 2020 Interim Report.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the "FCA"), any applicable stock exchange or any applicable law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

Date: 22 September 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary